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[KTI LOGO]             7000 BOULEVARD EAST
                       GUTTENBERG, NJ 07093
                       TEL. (201) 854-7777
                       FAX (201) 854-1771

                       NEWS RELEASE
                       FOR IMMEDIATE RELEASE

              KTI SIGNS DEFINITIVE AGREEMENT TO ACQUIRE FCR, INC.,
                        A NATIONAL WASTE PROCESSING FIRM.

         GUTTENBERG, N. J. (JULY 22, 1998) -- KTI, Inc. (Nasdaq: KTIE) announced today that it has signed a definitive merger agreement to acquire all the outstanding stock of FCR, Inc., a national waste processing firm with 27 plants in 14 states based in Charlotte, N.C. The agreement is now subject only to Hart, Scott, Rodino review and other customary conditions to closing. Donaldson, Lufkin & Jenrette acted as a financial advisor to KTI.

         Martin Sergi, president of KTI, said, "The signing of the definitive merger agreement virtually completes this transaction. The final step is a passage of the Hart, Scott, Rodino waiting period. We look forward to the expeditious final completion of the merger in roughly 30 days."

         FCR's operations are organized around three business units: material recovery facilities, cellulose insulation manufacturing and plastic recycling plants. For the three months ended March 31, 1998, FCR's three operating divisions generated $15,026,558 in revenue, $2,487,869 in EBITDA and $589,678 in net income. The company employs about 800 personnel. FCR's revenues are expected to be running at an annual rate of $100 million by the end of 1998.

         The purchase price consists of 1,714,285 shares of KTI stock; $30 million in cash; and an earn-out provision of up to $30 million in a combination of cash or KTI stock with a floor price of $23 per share.

         FCR's Recycling Division owns and/or operates 18 material recovery facilities located in 10 states, which receive, sort, process and market commingled materials under long-term contracts with municipalities and other authorities. In 1998, the division is projected to process over 650,000 tons of recyclables while KTI is expected to process some 500,000 tons in comparable recyclables, excluding KTI's waste to energy and wood chip plants and marketing divisions. During the past five years, FCR's recycling volume has had a compounded annual growth rate of over 45%.

         U. S. Fiber, Inc., FCR's Insulation Division, was created in May 1997 with the acquisition of cellulose insulation plants located in Rhonda, N.C. and Tampa, Fl. During 1997, U.S. Fiber acquired additional plants located in Delphos, Ohio and Portland, Ore. In January 1998, U.S. Fiber opened a newly constructed manufacturing plant in Phoenix, Ariz. and currently has a plant under construction in Dallas, Texas. These plants utilize waste paper as feedstock and manufacture cellulose insulation material for sale to the manufactured home industry and to insulation contractors.
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FCR's third operating division is FCR Plastics, which was created in September
1997 with the purchase of the assets of Resource Recycling, Inc., a reprocessor of post consumer and post industrial plastics in North Carolina. FCR Plastics has three plants processing over 50 million pounds of recycled plastics a year. KTI currently operates a plastics trading and brokerage operation, which is located in Annapolis, Md., and handles over 40 million pounds of recycled plastics a year.

         For further information, contact Marty Sergi at KTI, Inc. (201) 854-7777 or Frank N. Hawkins, Jr. or Julie Marshall at Hawk Associates, Inc.
(305) 852-2383. Copies of KTI press releases, SEC filings, current price quotes, stock charts, analysts' comments and other valuable information for investors may be found on the website MACROBUTTON HtmlResAnchor http://www.hawkassociates.com.

This release contains various forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which represent the company's expectations or beliefs concerning future events of the company's financial performance. These forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Results actually achieved may differ materially from expected results included in these statements.